NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION
FOR MARCH 16, 2009
(Calgary, February 19, 2009) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (“Pengrowth or the “Trust”), today announced its March 16, 2009 cash distribution will be reduced by 41 percent or $0.07 to Cdn $0.10 per trust unit, from Pengrowth’s most recent monthly distribution of $0.17 per trust unit. The reduction in distribution represents financial prudence in uncertain times. Based upon current forward strip pricing Pengrowth will fund substantially all of its capital program and distributions from distributable cash while leaving considerable flexibility to pursue new acquisition and consolidation opportunities. Pengrowth has approximately $750 million of undrawn capacity on its existing bank facility of approximately $1.2 billion and has termed out the balance of its debt at an average rate of 6.17 percent for an average term of 7.7 years.
The distribution is net of amounts withheld to partially finance capital expenditures. The ex-distribution date is February 26, 2009. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of March 2, 2009. The distribution of Cdn $0.10 per trust unit is equivalent to approximately U.S. $0.0794 per trust unit using a U.S./Canadian dollar exchange ratio of 0.7939. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of January 2009. Cash distributions paid over the past 12 months now total Cdn $2.65 per trust unit or approximately U.S. $2.40 per trust unit.
Pengrowth believes that the current financial situation will provide excellent opportunities for well managed businesses to pursue attractive opportunities and Pengrowth will continue to manage its operations and finances to position itself appropriately in the marketplace.
As an additional measure of sustainability, Pengrowth had previously entered into a series of risk management contracts aimed at mitigating the volatility in commodity prices, while providing a measure of stability to cash flows. For the 2009 calendar year, 13,336 bbls per day of the Trust’s liquids production has been hedged at Cdn $85.60 per bbl and 76,038 Mcf per day of natural gas production has been hedged at Cdn $7.98 per Mcf. Pengrowth will continue to monitor its forecast on a rolling basis and set its distribution level monthly according to its set declaration schedule.
“While current economic circumstances are challenging and will require focus, discipline and attention” said Chairman, President and Chief Executive Officer, James S. Kinnear “we may well find that this is a period of exceptional opportunity for Pengrowth and its unitholders.”

About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $2.4 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-9684 Facsimile: (403) 781-9757

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